$8,906                                            April 30, 2001

                         PROMISSORY NOTE

     Robert Thompson does hereby promise to pay to Cal Bay
International, Inc., a Nevada corporation (1582 Parkway Loop,
Suite G, Tustin, CA  92780) the sum of Eight Thousand Nine
Hundred Six dollars ($8,906).

     In the event of any default hereunder, the undersigned, hereby agrees to pay to the holder hereof reasonable attorney's fees, legal expenses and lawful collection costs incurred in connection with the enforcement of this obligation in addition to all other sums due hereunder, regardless of whether litigation is actually commenced.



_______________________________
Robert Thompson
                               E-51
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